# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Churchill Capital Corp IX, CIK 0002006291
CUSIP: G21301109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 640 Fifth Avenue, 14th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-24-000815
Filed by CIK 0001080171

## Reporting persons
- Aristeia Capital, L.L.C.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,299,195; shared voting power 0; sole dispositive power 1,299,195; shared dispositive power 0; aggregate amount beneficially owned 1,299,195 (4.4% of the class)

## Item 1. Issuer
Name of issuer: Churchill Capital Corp IX
Address of issuer's principal executive offices: 640 Fifth Avenue, 14th Floor, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: Aristeia Capital, L.L.C., a Delaware limited liability company (the "Reporting Person")
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Greenwich Plaza, Suite 300 Greenwich, CT 06830
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed the beneficial owner of 1,299,195 shares of Class A Ordinary Shares, $0.0001 par value per share, which is approximately 4.4% of the outstanding shares. This percentage was determined by dividing 1,299,195 by 29,475,000, which is the number of shares outstanding as of November 13, 2024, as reported in the Churchill Capital Corp IX's (the "Issuer") Form 10-Q filed on November 13, 2024, with the Securities and Exchange Commission.
Percent of class: 4.4
Sole power to vote or to direct the vote: 1,299,195
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,299,195
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aristeia Capital, L.L.C.: /s/ Andrew B. David, Andrew B. David / Chief Operating Officer, Aristeia Capital, L.L.C. (02/14/2025)